Eric M. Lerner
Phone  212-715-9494
Fax  212-715-8000
ELerner@KRAMERLEVIN.com

September 20, 2011

Ms. Jennifer Thompson Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, D.C. 20549-3561

Re:	Systemax, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 17, 2011 Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 11, 2011 File No. 1-13792

Dear Ms. Thompson:

We represent Systemax Inc. (the “Company”), and we are in receipt of the Staff’s September 16, 2011 comment letter addressed to Mr. Lawrence Reinhold, the Company’s Chief Financial Officer, in respect of the above-referenced filings.  On behalf of the Company this is to confirm, per our telephone call yesterday, that the Company has requested a 10 business day extension of the time to respond to the Staff’s comments (from September 30 to October 14) and that the extension request is acceptable to you.  Please let me know if I can be of assistance in the meantime.

Very truly yours,

/s/ Eric M. Lerner
Eric M. Lerner

/ds
cc:  Curt Rush, Esq.